

Mail Stop 3561

May 3, 2010

Via U.S. Mail and facsimile to (314) 421-1979

Mark C. Darrell, Esq.
General Counsel
Laclede Gas Company
720 Olive Street
St. Louis, Missouri 63101

> **Re: Laclede Gas Company**
> **Registration Statement on Form S-3**
> **Filed April 9, 2010**
> **File No. 333-165974**
> **Form 10-K for the fiscal year ended September 30, 2009**
> **Filed January 29, 2010**
> **Forms 10-Q for the periods ended December 31, 2009 and March 31, 2010**
> **Filed January 29, 2010 and April 30, 2010**
> **File No. 001-01822**

Dear Mr. Darrell:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please advise us of the basis on which you are conducting the offering on Form S-3. If you are relying on Instruction I.C. of Form S-3, please explain how you meet the requirements set forth in that instruction. It is unclear whether the unsecured debt securities and preferred stock being registered in this offering are non-convertible investment grade securities or that your parent is providing any guarantees on the payment obligations of those securities or on the securities themselves.

2. Please tell us if this filing is a replacement for your previously filed registration statement on Form S-3 (file no. 333-141439). If this filing is a replacement shelf registration statement, please indicate on the bottom of the facing page the amount of the unsold securities being included on the replacement registration statement and the file number of the expiring registration statement. Refer to Rule 415(a)(6) of the Securities Act.

Where You Can Find More Information, page 1

3. Please revise to incorporate your most recently filed Form 10-Q and applicable Forms 8-K. Refer to Question 123.05 of our Compliance and Disclosure Interpretations: Securities Act Forms, which is available on our website.

Form 10-K for the fiscal year ended September 30, 2009 and Forms 10-Q for the periods ended December 31, 2009 and March 31, 2010

4. Item 9A of your Form 10-K and Item 4 of your Forms 10-Q do not distinguish whether the disclosure controls and procedures and internal control over financial reporting disclosures relate to both The Laclede Group and Laclede Gas Company. In future filings, please clarify.

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As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that the filing includes all information required under the Securities Act of 1933 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director